QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99

Decoma International Inc.

Q2

[GRAPHIC]

SECOND QUARTER REPORT
THREE AND SIX MONTHS ENDED JUNE 30, 2003

DECOMA INTERNATIONAL INC. is a full service supplier of exterior vehicle appearance systems for the world's automotive industry. Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini vans).

All amounts in this Quarterly Report are expressed in U.S. dollars unless otherwise noted.

CONTENTS

To Our Shareholders	1
Management's Discussion and Analysis of Results of Operations and Financial Position	2
Consolidated Balance Sheets	20
Consolidated Statements of Income and Retained Earnings	21
Consolidated Statements of Cash Flows	22
Notes to Consolidated Financial Statements	23

This Quarterly Report contains forward looking statements within the meaning of applicable securities legislation. As such, readers are specifically referred to the "Forward Looking Statements" section of the Management's Discussion and Analysis of Results of Operations and Financial Position set out on page 19 of this report.

TO OUR SHAREHOLDERS

Alan J. Power President and Chief Executive Officer

The second quarter of 2003 was another strong quarter for Decoma. Growth in our average content per vehicle in both North America and Europe helped us to offset the impact on our sales from lower North American production volumes.

Our second quarter results reflect continued operating improvements, cost reductions throughout the company, takeover programs and the extension of a program scheduled to end during the quarter. While we are still not happy with the performance of certain operations in Europe, we have made progress, including at Merplas, where our focus is now on filling unused capacity. In this regard, we were recently awarded a major new contract for Merplas for 2006.

Going forward, we will continue our focus on achieving operational improvements at our European operations. As well, we will continue in our efforts to expand our business with our new domestic customers and in growing our newly acquired lighting operations.

While the second half of 2003 will not be as strong as the first two quarters, we believe the investments we are making this year will position Decoma for future growth. In North America, our new Decostar facility near Atlanta is on time and on budget. This facility is scheduled to begin commercial production in 2004. In Europe, our expansion projects are also proceeding on plan. Our new paint line at Belplas is scheduled to commence commercial production in the fourth quarter of this year.

While we are well positioned to withstand current lower vehicle production volumes, many of our competitors are in financial difficulty. The current market environment continues to present Decoma with new takeover business and acquisition opportunities. We will review these opportunities diligently and stick to the disciplined approach that has served us well with previous acquisitions. That means pursuing only those transactions that are truly a strategic fit and that make sense financially for Decoma and its shareholders.

ALAN J. POWER
President and Chief Executive Officer

Decoma International Inc. 2003        1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL POSITION

All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars unless otherwise noted. This MD&A should be read in conjunction with the Company's unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2003, included elsewhere herein, and the Company's consolidated financial statements and MD&A for the year ended December 31, 2002, included in the Company's Annual Report to Shareholders for 2002.

IMPACT OF TRANSLATION OF FOREIGN CURRENCY RESULTS INTO THE COMPANY'S
U.S. DOLLAR REPORTING CURRENCY

	Three Month Periods Ended June 30,			Six Month Periods Ended June 30,
	2003	2002	% Change	2003	2002	% Change
1 Cdn$ equals U.S. dollars	0.717	0.644	11.3%	0.689	0.636	8.3%
1 Euro equals U.S. dollars	1.139	0.921	23.7%	1.106	0.899	23.0%
1 British Pound equals U.S. dollars	1.621	1.463	10.8%	1.611	1.445	11.5%

The preceding table reflects the average foreign exchange rates between the primary currencies in which the Company conducts business and its U.S. dollar reporting currency. Significant changes in the exchange rates of these currencies against the U.S. dollar impact the reported U.S. dollar amounts of the Company's results.

The results of foreign operations are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where significant.

In addition to the impact of movements in exchange rates on translation of foreign operations into U.S. dollars, the Company's results can also be influenced by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases denominated in foreign currencies). However, as a result of historical hedging programs employed by the Company, current period results have not been significantly impacted by foreign currency transactions and the recent movements in exchange rates. The Company records foreign currency transactions at the hedged rate.

Finally, holding gains and losses on unhedged foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses impact reported results. This MD&A makes reference to the impact of these amounts where significant.

OVERVIEW

The following table isolates the quarter over quarter impact of certain unusual expense items on the Company's key earnings measures.

(U.S. dollars, in millions except per share figures)	Operating Income			Net Income			Diluted EPS
Second quarter of 2002 as reported	$54.8			$27.4			$0.30
Addback other charge in the second quarter of 2002	8.3			8.3			0.08

Adjusted second quarter of 2002 base	63.1			35.7			0.38
Decrease over adjusted second quarter of 2002 base	(6.0)	(10%	)	(1.8)	(5%	)	(0.04)	(11%	)

Second quarter of 2003 as reported	$57.1			$33.9			$0.34

Total sales grew to $592.1 million in the second quarter of 2003. Total sales benefited $59.3 million from translation. Excluding the impact of translation, total sales declined $33.0 million or 5% over the second quarter of 2002 due primarily to a 9% decline in North American vehicle production volumes and lower tooling sales.

Diluted earnings per share was $0.34 in the second quarter of 2003 compared to $0.30 for the second quarter of 2002. Excluding the Merplas deferred preproduction expenditures write-off in the second quarter of 2002, diluted earnings per share declined 11% over adjusted diluted earnings per share of $0.38 for the second quarter of 2002. This decline is primarily attributable to an increase in the average number of diluted Class A Subordinate Voting and Class B Shares outstanding due to the issuance in March 2003 of Cdn$100 million of 6.5% convertible unsecured subordinated debentures (the "Debentures") and due to a

2        Decoma International Inc. 2003

$1.8million decline in net income in the second quarter of 2003 compared to the second quarter of 2002 (excluding the Merplas write-off and the impact of translation). The decline in net income was due to the impact on operating income of lower North American vehicle production volumes, foreign exchange losses on U.S. dollar denominated monetary items held in Canada and to lower European operating income (before the Merplas deferred preproduction expenditures write-off).

RESULTS OF OPERATIONS

Three Month Periods Ended June 30, 2003 and 2002

Sales

	Three Month Periods Ended June 30,
	2003	2002	% Change
Light Vehicle Production Volumes (in millions)
North America	4.2	4.6	(9%	)
Western Europe	4.3	4.3	—

Average Content Per Vehicle (U.S. dollars)
North America	$95	$85	12%
Europe	35	29	21%

Production Sales (U.S. dollars in millions)
North America	$396.8	$387.2	2%
Europe
Excluding Merplas	146.3	116.0	26%
Merplas	6.9	8.7	(21%	)

Total Europe	153.2	124.7	23%
Global Tooling and Other Sales	42.1	53.9	(22%	)

Total Sales	$592.1	$565.8	5%

Average content per vehicle in North America and in Europe has been calculated by dividing the Company's North American and European production sales by the industry's North American and European light vehicle production volumes, respectively. Excluding the effects of translation, continued growth in average content per vehicle provides a measure of the Company's ability to sell its products onto new vehicle platforms and/or expand its sales onto existing vehicle platforms. Increases in average content per vehicle may result from any one or more of: the award of takeover business; the acquisition of competitors; the expansion of the Company's existing product markets (i.e. the conversion of bumpers from steel to plastic); and the introduction of new products.

North America

North American production sales grew by 2% to $396.8 million in the second quarter of 2003.

A 9% decline in North American vehicle production volumes negatively impacted sales by $36.3 million. However, this decline was offset by significant growth in North American content per vehicle. North American content per vehicle grew $10 or 12% to approximately $95 for the second quarter of 2003.

Translation of Canadian dollar sales into the Company's U.S. dollar reporting currency added approximately $26.9 million to production sales and $6 to North American content per vehicle. In addition, the acquisition of certain of Federal Mogul's original equipment automotive lighting operations (the "FM Lighting Acquisition") in the second quarter of 2003 added approximately $13.3 million to production sales and $3 to North American content per vehicle.

The remaining net $5.7 million increase in production sales and $1 increase in North American content per vehicle was due to:

  •
  new takeover business including certain General Motors lighting programs;

  •
  sales on programs that launched during or subsequent to the second quarter of 2002 including the General Motors GMX 367 (Grand Prix) program, the DaimlerChrysler AN (Dakota) program serviced by a new Michigan based specialty vehicle facility launched by the Company in the fourth quarter of 2002, the Ford U231 (Aviator) program and the BMW E85 (Z4) program amongst others; and

  •
  strong volumes on other high content production programs including the General Motors GMX 210 (Impala), GMX 320 (Cadillac CTS) and GMT 820 C and D (Cadillac Escalade and Denali SUV) programs.

Decoma International Inc. 2003        3

These increases were partially offset by:

  •
  end of production on the General Motors MS2000 (Grand Prix) program;

  •
  end of production on the Ford CT120 (Escort) 4 door program and reduced painting content on the GMT 805 (Avalanche) and GMT 806 (Escalade EXT) programs in Mexico;

  •
  reduced content on the DaimlerChrysler RS (Minivan) program;

  •
  lower production volumes on certain other long running high content programs including the Ford U152 (Explorer), U204 (Escape) and WIN126 (Windstar) programs and the DaimlerChrysler LH (Concorde, Intrepid and 300M), JR (Stratus, Sebring and Sebring Convertible), RS (Minivan) and PT Cruiser programs; and

  •
  the closure of the Company's specialty vehicle operation in Montreal due to the end of production of the F Car (Camaro, Firebird) at General Motors' St. Therese assembly plant in the third quarter of 2002.

Europe

European production sales increased 23% to $153.2 million in the second quarter of 2003 on level production volumes. European content per vehicle grew $6 or 21% to approximately $35 for the second quarter of 2003. Content growth was driven by the translation of Euro and British Pound sales into the Company's U.S. dollar reporting currency. This added approximately $25.5 million to European production sales and $6 to European content per vehicle.

Content growth was also driven by sales at recent new facility startups in the latter part of 2002 and the first half of 2003 including the launch of the VW Group T5 (Transit Van) front end module contract at the Company's new Modultec and Formatex facilities in Germany and Poland, the launch of the DaimlerChrysler Mercedes E Class 4 Matic front end module contract at the Company's new Graz, Austria facility and various other VW front end module contracts as a result of the takeover of an assembly and sequencing facility in Brussels, Belgium during the second quarter of 2003. These new facilities collectively added approximately $18.2 million to production sales and $4 to European content per vehicle.

The remaining net $15.2 million reduction in production sales and $4 reduction in content per vehicle is due to a number of factors including a decline in production volumes on the Jaguar X400 program produced at Merplas. Merplas' sales declined from $8.7 million in the second quarter of 2002 to $6.9 million in the second quarter of 2003. Adjusting to eliminate the impact of translation of British Pound sales into U.S. dollars, Merplas' sales declined $2.8 million negatively impacting European content per vehicle by $1. In addition, European content was negatively impacted by lower volumes on certain long running high content programs such as the DaimlerChrysler Mercedes C Class and Ford Mondeo programs, the cancellation of DaimlerChrysler PT Cruiser production in Europe and the completion of the Audi TT hard top program. These factors were partially offset by the launch of various new Audi production programs at the Company's facilities in Germany and continued strong volumes on the BMW Mini program.

Global Tooling and Other

Tooling and other sales on a global basis declined 22% to $42.1 million for the second quarter of 2003. The reduction came primarily in North America as there were relatively few launches in the current quarter. The comparative period included amounts for the General Motors GMT 806 (Cadillac Escalade and Denali SUV) and DaimlerChrysler PT Cruiser programs, amongst others.

Gross Margin

Gross margin dollars increased to $126.9 million in the second quarter of 2003 compared to $123.9 million in the second quarter of 2002. As a percentage of total sales, gross margin declined slightly to 21.4% compared to 21.9% for the second quarters of 2003 and 2002, respectively.

Gross margin percentage gains from the impact of the Company's ongoing continuous improvement programs were offset by the impact of lower vehicle production volumes in North America, spending at the Company's new mould and painting facility currently under construction in the Southern United States ("Decostar") that will launch in 2004; lower margins with the FM Lighting Acquisition; costs incurred to support future European sales growth; growth in European front end module sales and the lower margins associated with purchased components; continued operating inefficiencies at certain European facilities; and OEM price concessions.

Depreciation and Amortization

Depreciation and amortization costs increased to $21.8 million for the second quarter of 2003 compared to $19.1 million for the second quarter of 2002. Of this increase, $1.9 million is attributable to the translation of Canadian dollar, Euro and British Pound depreciation expense into the Company's U.S. dollar reporting currency. The remaining increase is due to the Company's ongoing capital spending program.

4        Decoma International Inc. 2003

The Company's current capital spending program incorporates significant amounts for two greenfield projects, being the Decostar project and a new paint line at the Company's Belplas facility in Belgium. Depreciation will not commence on these projects until commercial production begins at Decostar in 2004 and at the new Belplas paint line in the fourth quarter of 2003.

Selling, General and Administrative ("S,G&A")

S,G&A costs were $41.5 million for the second quarter of 2003, up from $35.3 million for the second quarter of 2002. This increase reflects the translation of Canadian dollar, Euro and British Pound S,G&A costs into the Company's U.S. dollar reporting currency which increased reported S,G&A dollars by $3.8 million. In addition, foreign exchange losses increased by $1.8 million in the second quarter of 2003 largely on U.S. dollar denominated monetary items held within the Company's Canadian operations.

The remainder of the increase in S,G&A expense is related to the Company's Decostar and Belplas projects; the FM Lighting Acquisition; and additional S,G&A expense at recently launched facilities including Modultec, Formatex, Graz and the Brussels Sequencing Centre in Europe and a new specialty vehicle facility in Michigan.

As a percentage of sales, S,G&A increased to 7.0% for the second quarter of 2003 compared to 6.2% for the second quarter of 2002.

In addition to the benefits provided by Magna to Decoma under the affiliation agreement noted below, Magna provides certain management and administrative services to the Company, including specialized legal, environmental, immigration, tax, internal audit, treasury, information systems and employee relations services, in return for a specific amount negotiated between the Company and Magna. The Company is currently in discussions with Magna with respect to a formal agreement detailing these arrangements. The cost of management and administrative services provided by Magna and included in S,G&A was $1.1 million for the second quarter of 2003 compared to $0.9 million for the second quarter of 2002. The increase is largely due to translation of Canadian dollar fees into the Company's U.S. dollar reporting currency and to an increase in the cost of the services provided.

Affiliation and Social Fees

The Company is party to an affiliation agreement with Magna that provides for the payment by Decoma of an affiliation fee. The affiliation agreement provides the Company with, amongst other things, certain trademark rights, access to Magna's management and to its operating principles and policies, Tier 1 development assistance, global expansion assistance, vehicle system integration and modular product strategy assistance, technology development assistance and human resource management assistance.

As previously disclosed, on June 25, 2002, the Company entered into an agreement with Magna to amend the terms of its existing affiliation agreement. The amended agreement was effective August 1, 2002, provides for a term of nine years and five months expiring on December 31, 2011 and is renewable thereafter on a year-to-year basis at the parties' option. Affiliation fees payable under the amended agreement were reduced to 1% of Decoma's consolidated net sales (as defined in the agreement) from the 1.5% rate that previously applied. In addition, the amended agreement provides for a fee holiday on 100% of consolidated net sales derived from future business acquisitions in the calendar year of the acquisition and 50% of consolidated net sales derived from future business acquisitions in the first calendar year following the year of acquisition. The amended agreement also entitled Decoma to a credit equal to 0.25% of Decoma's consolidated net sales for the period from January 1, 2002 to July 31, 2002. In addition, Decoma was entitled to a credit equal to 1.5% of 2001 consolidated net sales derived from the 2001 acquisition of Autosystems and 50% of 1.25% of January 1, 2002 to July 31, 2002 consolidated net sales derived from Autosystems.

Decoma's corporate constitution specifies that the Company will allocate a maximum of 2% of its profit before tax to support social and charitable activities. The Company pays 1.5% of its consolidated pretax profits to Magna which in turn allocates such amount to social and other charitable programs on behalf of Magna and its affiliated companies, including Decoma.

Affiliation and social fee expense for the second quarter of 2003 increased to $6.5 million from $6.4 million for the second quarter of 2002. Reported affiliation fee expense in the second quarter of 2002 of 1.5% on consolidated net sales was reduced by a credit equal to 0.25% of consolidated net sales for each of the first and second quarters of 2002 and, to a much smaller extent, the Autosystems related credits. Affiliation fees for the second quarter of 2003 were 1.0% of consolidated net sales. As a result, at level sales, reported affiliation fee expense for the second quarter of 2003 would be comparable to the second quarter of 2002. The increase in affiliation and social fee expenses is the result of increases in consolidated net sales and pretax profits on which the affiliation and social fees are calculated, respectively.

Decoma International Inc. 2003        5

Operating Income

	Three Month Periods Ended June 30,
(U.S. dollars in millions)	2003	2002	% Change
Operating Income
North America	$62.5	$62.9	(1%	)
Europe
Excluding Merplas	2.8	5.2	(46%	)
Merplas	(2.9)	(3.6)	19%
Merplas deferred preproduction expenditure write-off	—	(8.3)

Total Europe	(0.1)	(6.7)
Corporate	(5.3)	(1.4)

Total Operating Income	$57.1	$54.8	4%

Total operating income grew to $57.1 million for the second quarter of 2003. Excluding the Merplas deferred preproduction expenditures write-off in the second quarter of 2002, operating income declined 10% from adjusted second quarter of 2002 operating income of $63.1 million. As a percentage of total sales, operating income was 9.6% for the second quarter of 2003 compared to 11.2% for the second quarter of 2002 excluding the Merplas write-off.

The decline in operating income, excluding the Merplas write-off, is largely attributable to lower North American vehicle production volumes, an increase in the corporate segment operating loss due to foreign exchange losses in the second quarter of 2003 on U.S. dollar denominated monetary items held in Canada and to lower European operating income (before the Merplas deferred preproduction expenditures write-off).

North America

North American operating income was substantially unchanged at $62.5 million for the second quarter of 2003. As a percentage of total North American sales, North American operating income was 15.2% in the second quarter of 2003 compared to 15.1% in the second quarter of 2002.

The impact on operating income of:

  •
  improved performance and period costs in the second quarter of 2002 at a facility in Ontario;

  •
  contributions from sales on programs that launched during or subsequent to the second quarter of 2002;

  •
  added gross margin from new takeover business at the Company's Autosystems lighting facilities;

  •
  contributions from strong volumes on certain high content production programs; and

  •
  increased contributions as a result of the Company's ongoing continuous improvement programs;

were offset by:

  •
  lower North American vehicle production volumes including the end of production and lower production volumes on certain long running high content programs;

  •
  Decostar period costs totaling $1.6 million;

  •
  the closure of the Company's specialty vehicle operation in Montreal in the third quarter of 2002; and

  •
  OEM price concessions.

Europe

European operating losses were $0.1 million for the second quarter of 2003 compared to operating income of $1.6 million for the second quarter of 2002 (excluding the Merplas write-off). Operating results were negatively impacted by costs incurred to support European sales growth including:

  •
  costs associated with various Audi production programs recently launched at the Company's Decoform and Prometall facilities in Germany and costs related to the start-up and transfer, in the first and second quarters of 2003, of the Company's Prometall operations to a new facility located in Germany;

  •
  costs associated with establishing a moulding, assembly and sequencing facility located in Poland to service the VW Group T5 (Transit Van) and the SLW (City Car) Polish production programs (operations commenced at a temporary facility in the second quarter of 2003);

6        Decoma International Inc. 2003

  •
  costs associated with the construction of the Company's new Belgium paint line and the takeover of an assembly and sequencing facility in Belgium to service a portion of the production volume on the VW Group A5 (Golf) program commencing in the fourth quarter of 2003;

  •
  costs associated with various Porsche programs that will launch in the latter part of 2003 at a new assembly and sequencing facility to launch in Zuffenhausen, Germany with fascia and related trim production coming from the Company's existing Decoform facility and from third parties; and

  •
  to a lesser extent, costs associated with the DaimlerChrysler Mercedes A Class program that will launch in the fourth quarter of 2004 at a new assembly and sequencing facility, to be named Carmodul, located in Rastatt, Germany with fascia production coming from the Company's existing Innoplas facility also in Germany.

In addition to the impact on operating results of the above issues, European operating income continues to be negatively impacted by efficiency and other performance issues at its Prometall and Decoform facilities. Operating income at these facilities declined by $3.4 million. This decline includes the impact of operating inefficiencies as well as new program launch costs and costs associated with the Prometall move noted above. Management changes have been made at these divisions and operational improvement plans have been developed and are being implemented.

These costs were partially offset by income now being generated at the Company's Modultec mould in colour, assembly and sequencing facility which was launched in Germany in the fourth quarter of 2002 to supply the VW Group T5 (Transit Van) program and the Company's Graz, Austria assembly and sequencing facility which was launched in the first quarter of 2003 to supply Magna Steyr's DaimlerChrysler Mercedes E Class 4 Matic program.

The aggregate net change in operating income in the second quarter of 2003 compared to the second quarter of 2002 at Modultec, Formatex, Graz, the Brussels Sequencing Centre and Belplas was a reduction of $1.3 million.

The above factors were partially offset by improvements at the Company's other European facilities, most notably its Decorate trim facility in Germany. In addition, the Company's German Innoplas fascia facility was able to maintain operating profits despite lower production volumes on its highest content program, the DaimlerChrysler Mercedes C Class.

Merplas generated an operating loss of $2.9 million for the second quarter of 2003 compared to a loss of $3.6 million for the second quarter of 2002 before the write-off of deferred preproduction expenditures. Adjusting to eliminate the impact of translation of British Pound operating losses into U.S. dollars, Merplas' operating loss improved $1.1 million in the second quarter of 2003 compared to the second quarter of 2002 despite a significant drop in Merplas' production sales. The impact of operating improvements implemented at Merplas over the last two years were partially offset by the reduced fixed cost coverage effects of lower production sales as a result of lower Jaguar X400 production volumes. Readers are asked to refer to the "United Kingdom" section of this MD&A for further discussion regarding Merplas.

As detailed above, the Company expects significant European (excluding Merplas) sales growth over the next few years. Once through this launch period, and as continuous improvement plans are successfully implemented at underperforming divisions, the Company expects that European operating income will improve.

Equity Income

Income from equity accounted investments, which includes the Company's 40% share of Bestop, Inc. ("Bestop") and Modular Automotive Systems, LLC, was substantially unchanged at $0.6 million for the second quarter of 2003 compared to $0.5 million for the second quarter of 2002. Increases attributable to improved performance at Bestop, due to fixed cost reductions as a result of the closure in the latter part of 2002 of one of Bestop's facilities, were offset by lower aftermarket sales.

Interest Expense

Interest expense for the second quarter of 2003 declined to $2.5 million compared to $3.2 million for the second quarter of 2002 as a result of debt reduction. Total interest bearing net debt (including bank indebtedness, long-term debt including current portion and debt due to Magna including current portion, less cash and cash equivalents) declined to $168.9 million at June 30, 2003 compared to $230.8 million at March 31, 2002. Debt reduction was funded through cash generated from operations less capital and acquisition spending and dividends as well as $66.1 million of cash generated from the issuance of the Debentures in March 2003. Under Canadian generally accepted accounting principles ("GAAP"), Debenture carrying costs do not impact interest expense. Refer to the "Financing Charges" section below and to note 9 to the Company's unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2003, included elsewhere herein, for further discussion regarding the Debentures.

Decoma International Inc. 2003        7

Amortization of Discount on Convertible Series Preferred Shares

The Company's amortization of the discount on the portion of the Convertible Series Preferred Shares classified as debt increased to $2.3 million for the second quarter of 2003 compared to $2.2 million for the second quarter of 2002. The increase reflects the translation of Canadian dollar amortization into the Company's U.S. dollar reporting currency partially offset by lower amortization as a result of the discount on the Series 3 Convertible Series Preferred Shares being fully amortized as of July 31, 2002.

Income Taxes

The Company's effective income tax rate for the second quarter of 2003 decreased to 35.9% from 45.0% for the second quarter of 2002. The effective income tax rate in the second quarter of 2002 was high due to the write-off of deferred preproduction expenditures at Merplas which was not tax benefited. Excluding this write-off, the Company's effective tax rate for the second quarter of 2002 was 38.6%. The effective income tax rate for the second quarter of 2003 benefited from an increase in the percentage of the Company's total pretax income that is generated in lower tax rate jurisdictions and a reduction in losses that are not being tax benefited.

The Company's effective tax rate continues to be high due to Convertible Series Preferred Share amortization which is not deductible for tax purposes and losses which are not being tax benefited primarily in the United Kingdom and Belgium. Cumulative unbenefited tax loss carryforwards total approximately $87 million. Substantially all of these losses have no expiry date and will be available to shelter future taxable income in these jurisdictions.

Net Income

Net income for the second quarter of 2003 increased to $33.9 million from $27.4 million for the second quarter of 2002.

Net income in the second quarter of 2002, excluding the Merplas deferred preproduction expenditures write-off, was $35.7 million. Net income for the second quarter of 2003 declined 5% over adjusted net income for the second quarter of 2002. This decline is primarily attributable to the impact on operating income of lower North American vehicle production volumes, foreign exchange losses in S,G&A and lower European operating income, partially offset by lower interest costs and a decrease in the Company's effective tax rate.

Financing Charges

The deduction from net income of dividends declared and paid on the Convertible Series Preferred Shares (comprised of dividends declared on the Convertible Series Preferred Shares less the reduction of the Convertible Series Preferred Shares dividend equity component) increased to $1.5 million for the second quarter of 2003 compared to $1.2 million for the second quarter of 2002. The increase reflects translation of Canadian dollar dividends into the Company's U.S. dollar reporting currency and a reduction in the Convertible Series Preferred Shares dividend equity component offset as the portion of the dividend equity component related to the Series 1, 2 and 3 Convertible Series Preferred Shares has been fully utilized.

Financing charges, net of income tax recoveries, related to the Debentures were $1.0 million in the second quarter of 2003. The Company has the option to settle Debenture interest, and principal on redemption or maturity, with Class A Subordinate Voting Shares. In addition, the holders of the Debentures have the right to convert the Debentures into Class A Subordinate Voting Shares at a fixed price at any time. As a result, under Canadian GAAP the Debentures are presented as equity and the carrying costs associated with the Debentures are charged to retained earnings. Therefore, Debenture carrying charges do not impact net income. However, because interest on the Debentures is paid in preference to common shareholders, the Debenture carrying charges reduce net income attributable to Class A Subordinate Voting and Class B Shares. Readers are asked to refer to note 9 to the Company's unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2003 included elsewhere herein for further discussion regarding the Debentures. Interest on the Debentures was paid in cash in the second quarter of 2003 as the Company did not exercise its option to settle Debenture interest with Class A Subordinate Voting Shares.

Diluted Earnings Per Share

	Three Month Periods Ended June 30,
	2003	2002	% Change
Earnings per Class A Subordinate Voting or Class B Share (U.S. dollars)
Basic	$0.46	$0.39	18%
Diluted	0.34	0.30	13%

Average number of Class A Subordinate Voting and Class B Shares Outstanding (in millions)
Basic	68.1	67.6	1%
Diluted	105.8	98.3	8%

8        Decoma International Inc. 2003

Diluted earnings per share for the second quarter of 2003 increased to $0.34.

Diluted earnings per share, adjusted to eliminate the Merplas deferred preproduction expenditures write-off, was $0.38 for the second quarter of 2002. Diluted earnings per share for the second quarter of 2003 declined 11% over adjusted second quarter of 2002 diluted earnings per share.

The weighted average number of diluted Class A Subordinate Voting and Class B Shares outstanding increased 8% to 105.8 million for the second quarter of 2003. The increase is the result of the issuance of the Debentures and the issuance of 451,400 and 548,600 Class A Subordinate Voting Shares to the Decoma employee deferred profit sharing program during the third quarter of 2002 and the second quarter of 2003, respectively.

Six Month Periods Ended June 30, 2003 and 2002

Sales

	Six Month Periods Ended June 30,
	2003	2002	% Change
Light Vehicle Production Volumes (in millions)
North America	8.3	8.6	(3%	)
Western Europe	8.6	8.6	—

Average Content Per Vehicle (U.S. dollars)
North America	$91	$85	7%
Europe	35	29	21%

Production Sales (U.S. dollars in millions)
North America	$756.4	$728.9	4%
Europe
Excluding Merplas	286.2	225.2	27%
Merplas	13.5	19.3	(30%	)

Total Europe	299.7	244.5	23%
Global Tooling and Other Sales	97.1	89.6	8%

Total Sales	$1,153.2	$1,063.0	8%

Operating Income (U.S. dollars in millions)
North America	$116.5	$106.6	9%
Europe
Excluding Merplas	3.9	7.4	(47%	)
Merplas	(6.7)	(7.6)	12%
Merplas deferred preproduction expenditure write-off	—	(8.3)

Total Europe	(2.8)	(8.5)
Corporate	(9.8)	(3.2)

Total Operating Income	$103.9	$94.9	9%

Earnings per Class A Subordinate Voting or Class B Share (U.S. dollars)
Basic	$0.84	$0.72	17%
Diluted	0.64	0.57	12%

Average number of Class A Subordinate Voting and Class B Shares Outstanding (in millions)
Basic	68.1	67.6	1%
Diluted	102.1	98.2	4%

North America

North American production sales grew by 4% to $756.4 million in the first half of 2003.

A 3% decline in North American vehicle production volumes negatively impacted sales by $27.5 million. However, this decline was offset by significant growth in North American content per vehicle which grew $6 or 7% to approximately $91 for the first half of 2003.

Decoma International Inc. 2003        9

Translation of Canadian dollar sales into the Company's U.S. dollar reporting currency added approximately $36.9 million to production sales and $4 to North American content per vehicle. In addition, the FM Lighting Acquisition added approximately $13.3 million to production sales and $2 to North American content per vehicle.

The remaining increases in North American production sales and content per vehicle as a result of new takeover business and sales on programs that launched during or subsequent to the second quarter of 2002 were offset by the end of production and reduced content on certain programs, the closure of the Company's Montreal based specialty vehicle operation, the sale of a non-core North American operating division in the first quarter of 2002 and lower production volumes on certain long running high content programs.

Europe

European production sales increased 23% to $299.7 million in the first half of 2003 on level European production volumes. European content per vehicle grew $6 or 21% to approximately $35. Content growth was driven by the translation of Euro and British Pound sales into the Company's U.S. dollar reporting currency which added approximately $49.0 million to production sales and $6 to European content per vehicle.

Content growth was also driven by sales at recent new facility startups in the latter part of 2002 and the first half of 2003 (including Modultec, Formatex, Graz and the Brussels Sequencing Centre). These new facilities collectively added approximately $25.3 million to production sales and $3 to European content per vehicle.

The remaining net $19.1 million reduction in production sales and $3 reduction in European content per vehicle is due to a number of factors including a decline in production volumes on the Jaguar X400 program produced at Merplas. Adjusting to eliminate the impact of translation of British Pound sales into U.S. dollars, Merplas' sales declined $8.0 million negatively impacting European content per vehicle by $1. In addition, lower volumes on certain long running high content programs, the cancellation of DaimlerChrysler PT Cruiser production in Europe and the completion of the Audi TT hard top program negatively impacted European content growth. These factors were partially offset by the launch of various new Audi production programs at the Company's facilities in Germany.

Global Tooling and Other

Tooling and other sales on a global basis increased 8% to $97.1 million for the first half of 2003. Excluding the effects of translation, tooling and other sales were substantially unchanged.

Sales by Customer

The Company's sales by customer breakdown for the first half of 2003 and 2002 was as follows:

	Six Month Period Ended June 30, 2003			Six Month Period Ended June 30, 2002
	North America	Europe	Global	North America	Europe	Global
Traditional "Big" 3 Brands
Ford	26.9%	1.8%	28.7%	27.1%	2.1%	29.2%
GM / Opel / Vauxhaull	22.1%	2.1%	24.2%	24.5%	1.4%	25.9%
Chrysler	13.7%	0.9%	14.6%	14.5%	0.7%	15.2%

	62.7%	4.8%	67.5%	66.1%	4.2%	70.3%
Mercedes	—	8.7%	8.7%	—	9.6%	9.6%
VW Group	0.1%	7.1%	7.2%	0.1%	3.8%	3.9%
BMW	0.8%	1.7%	2.5%	0.1%	1.3%	1.4%
Ford Premier Automotive Group ("Ford PAG")	—	1.9%	1.9%	—	2.2%	2.2%
Renault Nissan	1.2%	0.6%	1.8%	1.7%	0.6%	2.3%
Other	5.0%	5.4%	10.4%	6.0%	4.3%	10.3%

	69.8%	30.2%	100.0%	74.0%	26.0%	100.0%

The Company continues to grow it sales with OEM customers outside the traditional "Big 3" automotive brands.

The majority of production programs with the Asian automotive manufacturers operating in North America are within Decoma's exterior trim product range and the Company continues to win more business in this area. Although the Company moulds fascias for a number of North American Honda programs and continues to grow this business, the majority of Asian OEMs currently manufacture their bumper systems in-house. However, this may change as bumper systems and modules grow in size and complexity and as Asian OEM capital equipment reinvestment is required. The Company continues to closely monitor potential opportunities in this area, particularly in the Southern United States region.

10        Decoma International Inc. 2003

The growth in sales to the VW Group is the result of the launch of the VW Group T5 (Transit Van) front end module contract and the recent launch of a number of new Audi programs. The Company's sales to the VW Group are expected to continue to grow significantly as the recent VW and Audi program launches ramp up and the VW SLW (City Car) program launches at Formatex. In addition, on completion of its new Belgium paint line in the fourth quarter of 2003, the Company will supply front end modules for a portion of the volume on the VW Group A5 (Golf) program.

The Company's largest production sales programs for 2003 in each of North America and Europe are expected to include:

North America

  •
  Ford U152 (Explorer)

  •
  Ford EN114 (Crown Victoria and Grand Marquis)

  •
  Ford U204 (Escape and Tribute)

  •
  DaimlerChrysler JR (Stratus, Sebring and Sebring Convertible)

  •
  DaimlerChrysler LH (Concorde, Intrepid and 300M)

Europe

  •
  DaimlerChrysler Mercedes C Class

  •
  DaimlerChrysler Mercedes E Class

  •
  VW Group T5 (Transit Van)

  •
  Opel Vectra

  •
  Ford Mondeo

The DaimlerChrysler LH (Concorde, Intrepid and 300M) program remains one of the Company's largest North American production sales programs despite the fact that this program comes to an end in the third quarter of 2003 and the new LX program does not start up until the first quarter of 2004.

Earnings Growth

The following table isolates the period over period impact of certain unusual income and expense items on the Company's key earnings measures.

(U.S. dollars, in millions except per share figures)	Operating Income		Net Income		Diluted EPS
Six month period ended June 30, 2002 as reported	$94.9		$51.3		$0.57
Addback other charge in the second quarter of 2002	8.3		8.3		0.08
Deduct other income in the first quarter of 2002	(3.9)		(2.9)		(0.03)

Adjusted six month period ended June 30, 2002 base	99.3		56.7		0.62
Add other income in the first quarter of 2003	1.4		1.4		0.01
Increase over adjusted six month period ended June 30, 2002 base	3.2	3%	3.0	5%	0.01	2%

Six month period ended June 30, 2003 as reported	$103.9		$61.1		$0.64

Other income in the first quarter of 2002 represents a $3.9 million gain on the sale of a non-core North American operating division. Income tax expense includes $1.0 million related to this gain.

Other income in the first quarter of 2003 of $1.4 million represents the recognition in income of a pro rata amount of the Company's cumulative translation adjustment account on the permanent repatriation of $75 million of the Company's net investment in its United States operations. This amount was not subject to tax.

Excluding other income and the Merplas deferred preproduction expenditures write-off, operating income grew 3% to $103.9 million and net income grew 5% to $61.1 million for the first half of 2003. This growth came primarily in the first quarter of 2003 and was driven by the strong performance of the Company's North American operating segment. Net income growth exceeded operating income growth due to lower interest expense and a reduction in the Company's effective tax rate.

Decoma International Inc. 2003        11

Diluted earnings per share growth, excluding other income and the Merplas write-off, of 2% was lower than the growth in net income due to the increase in the average number of diluted Class A Subordinate Voting and Class B Shares outstanding primarily as a result of the issuance of the Debentures and the recent issuances of Class A Subordinate Voting Shares to the Decoma employee deferred profit sharing program.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flows for the Three Month Periods Ended June 30, 2003 and 2002

	Three Month Periods Ended June 30,
(U.S. dollars in millions)	2003	2002
EBITDA
North America	$77.8	$76.1
Europe
Excluding Merplas	8.7	10.1
Merplas	(2.3)	(2.7)

Total Europe	6.4	7.4
Corporate	(5.3)	(1.3)

	78.9	82.2
Interest, cash taxes and other operating cash flows	(23.7)	(22.3)

Cash flow from operations before changes in non-cash working capital	55.2	59.9
Cash generated from (invested in) non-cash working capital	(58.6)	11.7
Fixed and other asset spending, net
North America	(27.0)	(13.6)
Europe	(16.2)	(5.7)
Acquisition spending — North America	(8.3)	(2.6)
Debenture interest payments	(1.2)	—
Dividends
Convertible Series Preferred Shares	(3.4)	(3.1)
Class A Subordinate Voting and Class B Shares	(4.1)	(3.4)

Cash generated and available for debt reduction (shortfall to be financed)	(63.6)	43.2
Net decrease in debt	(28.8)	(59.7)
Issuances of Class A Subordinate Voting Shares	4.7	0.1
Foreign exchange on cash and cash equivalents	4.1	3.0

Net decrease in cash and cash equivalents	$(83.6)	$(13.4)

The Company has presented EBITDA as supplementary information concerning the cash operating earnings of the Company and because it is a measure that is widely used by analysts in evaluating the operating performance of companies in the automotive industry. The Company defines EBITDA as operating income plus depreciation and amortization plus the Merplas deferred preproduction expenditures write-off based on the respective amounts presented in the Company's unaudited interim consolidated statements of income included elsewhere herein. However, EBITDA does not have any standardized meaning under Canadian GAAP and is, therefore, unlikely to be comparable to similar measures presented by other issuers.

12        Decoma International Inc. 2003

Cash Flow From Operations

Capital and acquisition spending, Debenture interest and dividends exceeded cash generated from operations by $63.6 million for the second quarter of 2003. This was due primarily to $58.6 million being invested in non-cash working capital in the current quarter as a result of the FM Lighting Acquisition, the Company's new European facilities, increases in tooling related amounts to be billed and collected over the balance of 2003 and a reduction in taxes payable.

Increased capital and acquisition spending and lower EBITDA also contributed to the usage of cash.

Investing Activities

Capital spending, excluding acquisition spending, on a global basis totalled $43.2 million in the second quarter of 2003.

North American capital spending was $27.0 million which is up significantly from the comparative prior year period due to spending on the Company's new Decostar facility.

European capital spending totalled $16.2 million which is also up significantly from the comparative prior year period due to spending on the Company's Belgium paint line project and related assembly and sequencing facility.

Acquisition spending in the second quarter of 2003 includes $5.4 million for the FM Lighting Acquisition. Acquisition spending in each of the second quarters of 2003 and 2002 includes $2.9 million and $2.6 million, respectively, related to the repayment of promissory notes that arose on the May 2001 acquisition of the remaining minority interest in the Company's Mexican operations.

Dividends

Dividends paid on the Company's Convertible Series Preferred Shares were $3.4 million for the second quarter of 2003 up from $3.1 million in the comparative quarter due to translation of Canadian dollar dividends into the Company's U.S. dollar reporting currency.

Dividends paid in the second quarter of 2003 on Class A Subordinate Voting and Class B Shares totalled $4.1 million. This represents dividends declared of US$0.06 per share in respect of the three month period ended March 31, 2003.

Dividends paid during the second quarter of 2002 on Class A Subordinate Voting and Class B Shares totalled $3.4 million representing dividends declared of US$0.05 per share in respect of the three month period ended March 31, 2002.

Subsequent to June 30, 2003, the board of directors of the Company declared a dividend of US$0.07 per Class A Subordinate Voting and Class B Share in respect of the three month period ended June 30, 2003. This represents an increase of 17% over dividends declared per share in respect of the three month period ended March 31, 2003.

Financing Activities

The $28.8 million reduction in debt in the second quarter of 2003 relates primarily to a reduction in European bank indebtedness with cash that was held in Canada. Consolidated bank indebtedness declined from $37.7 million at March 31, 2003 to $11.4 million at June 30, 2003.

During the second quarter of 2003 the Company issued 548,600, or $4.7 million, Class A Subordinate Voting Shares to the Decoma employee deferred profit sharing program.

Decoma International Inc. 2003        13

Cash Flows for the Six Month Periods Ended June 30, 2003 and 2002

	Six Month Periods Ended June 30,
(U.S. dollars in millions)	2003	2002
EBITDA
North America	$145.9	$133.6
Europe
Excluding Merplas	15.3	17.2
Merplas	(5.5)	(5.8)

Total Europe	9.8	11.4
Corporate	(9.8)	(3.2)

	145.9	141.8
Interest, cash taxes and other operating cash flows	(43.6)	(39.4)

Cash flow from operations before changes in non-cash working capital	102.3	102.4
Cash generated from (invested in) non-cash working capital	(62.1)	10.7
Fixed and other asset spending, net
North America	(47.8)	(22.4)
Europe	(23.4)	(11.6)
Acquisition spending — North America	(8.3)	(2.6)
Proceeds from disposition	—	5.4
Debenture interest payments	(1.2)	—
Dividends
Convertible Series Preferred Shares	(6.6)	(6.0)
Class A Subordinate Voting and Class B Shares	(8.2)	(6.7)

Cash generated and available for debt reduction (shortfall to be financed)	(55.3)	69.2
Net decrease in debt	(48.8)	(108.6)
Issuance of Debentures	66.1	—
Issuances of Class A Subordinate Voting Shares	4.7	0.1
Foreign exchange on cash and cash equivalents	6.4	2.6

Net decrease in cash and cash equivalents	$(26.9)	$(36.7)

Cash Flow From Operations

Capital and acquisition spending, Debenture interest and dividends exceeded cash generated from operations by $55.3 million for the first half of 2003. This was due primarily to $62.1 million being invested in non-cash working capital. Substantially all of this investment arose in the second quarter of 2003.

Increased capital and acquisition spending and dividends also contributed to the usage of cash.

Investing Activities

Capital spending, excluding acquisition spending and proceeds from disposition, on a global basis totalled $71.2 million in the first half of 2003.

The Company strives to keep its annual capital spending budget under 50% of EBITDA and will allocate capital within this limit in priority to those programs generating the greatest return on investment. In certain circumstances, the Company will spend greater than 50% of EBITDA in a particular year if a specific capital program is of longer term strategic importance and the expected returns over the life of the program justify the investment.

Given economic uncertainties throughout 2001 and 2002, the Company eliminated or delayed planned capital spending wherever possible. As a result, full year 2001 and 2002 capital spending, excluding acquisition spending and proceeds from disposition, was well under the Company's 50% of EBITDA guideline. However, capital spending for 2003 is expected to increase and exceed 50% of EBITDA. Approved spending for 2003 is currently $195 million. The increase reflects continued spending on the Belgium and Decostar projects, European spending related to new program launches and spending due to prior deferrals of previously planned facility upgrade and other process related and improvement projects. Readers are asked to refer to the "Financial Condition, Liquidity and Capital Resources — Unused and Available Financing Resources" section of this MD&A for further discussion.

14        Decoma International Inc. 2003

Dividends

Dividends paid on the Company's Convertible Series Preferred Shares were $6.6 million for the first half of 2003 up from $6.0 million in the comparative prior year period due to translation of Canadian dollar dividends into the Company's U.S. dollar reporting currency.

Dividends paid in the first half of 2003 on Class A Subordinate Voting and Class B Shares totalled $8.2 million. This represents dividends declared of US$0.06 per share in respect of the three month periods ended March 31, 2003 and December 31, 2002. Dividends paid during the first half of 2002 totalled $6.7 million representing dividends declared of US$0.05 per share in respect of the three month period ended March 31, 2002 and December 31, 2001.

Financing Activities

During the first quarter of 2003, the Company raised net proceeds of $66.1 million from the issuance of the Debentures. Over the first half of 2003, the Company repaid $48.8 million of indebtedness with the Debenture proceeds and cash resources.

Consolidated Capitalization

(U.S. dollars in millions)	Pro Forma June 30, 2003		June 30, 2003		December 31, 2002
Cash and cash equivalents	$(55.2)		$(55.2)		$(82.1)
Bank indebtedness	11.4		11.4		55.0

	(43.8)		(43.8)		(27.1)
Debt due within twelve months
Due to Magna September 30, 2003 (previously due June 30, 2003)	44.5		44.5		38.3
Due to Magna October 1, 2003 (previously due July 1, 2003)	29.1		29.1		26.6
Due to Magna October 1, 2003	41.1		41.1		37.6
Other	5.9		5.9		8.0

	120.6		120.6		110.5
Long-term debt
Due to Magna December 31, 2004	82.3		82.3		75.1
Other	9.8		9.8		9.7

Net Conventional Debt	$168.9	18.6%	$168.9	18.6%	$168.2	22.6%

Liability portion of Convertible Series
Preferred Shares, held by Magna
Current	$72.1		$183.3		$95.6
Long-term	67.6		67.6		116.2

	$139.7	15.4%	$250.9	27.6%	$211.8	28.5%

Shareholders' equity
Debentures	$66.4	7.3%	$66.4	7.3%	$—
Other	534.5	58.7%	423.3	46.5%	362.7	48.9%

	$600.9	66.0%	$489.7	53.8%	$362.7	48.9%

Total Capitalization	$909.5	100.0%	$909.5	100.0%	$742.7	100.0%

The Debentures and the Convertible Series Preferred Shares are all convertible into Class A Subordinate Voting Shares at the holders' option at fixed prices (Cdn$13.25 per share in the case of the Debentures, Cdn$10.07 per share in the case of the Series 1, 2 and 3 Convertible Series Preferred Shares and Cdn$13.20 per share in the case of the Series 4 and 5 Convertible Series Preferred Shares). The Company's Class A Subordinate Voting Shares closed at Cdn$12.25 on July 25, 2003, and have traded between Cdn$8.81 and Cdn$17.18 over the 52 week period ended July 25, 2003. As a result, it is possible that all, or a portion, of the Debentures and Convertible Series Preferred Shares will be settled with Class A Subordinate Voting Shares if the holders' exercise their fixed price conversion options. The possible conversion of the Company's Debentures and Convertible Series Preferred Shares into Class A Subordinate Voting Shares is reflected in the Company's reported diluted earnings per share.

Decoma International Inc. 2003        15

In addition to the fixed price conversion options noted above, Magna may retract the Convertible Series Preferred Shares for cash at their face after June 30, 2003 in the case of the Series 1, 2 and 3 Convertible Series Preferred Shares, after December 31, 2003 in the case of the Series 4 Convertible Series Preferred Shares and commencing December 31, 2004 in the case of the Series 5 Convertible Series Preferred Shares. Accordingly, the liability portion of the Series 1, 2, 3 and 4 Convertible Series Preferred Shares is shown as current and the liability portion of the Series 5 Convertible Series Preferred Shares is shown as long-term in the Company's consolidated balance sheet.

Should the holders' of the Debentures not exercise their fixed price conversion option, they are entitled to receive cash on redemption or maturity (subject to the Company's option of retiring the Debentures with Class A Subordinate Voting Shares in which case the number of Class A Subordinate Voting Shares issuable is based on 95% of the trading price of the Company's Class A Subordinate Voting Shares for the 20 consecutive trading days ending five trading days prior to the date fixed for redemption or maturity).

The Debentures mature on March 10, 2010 but are redeemable at the Company's option between March 31, 2007 and March 31, 2008 if the weighted average trading price of the Company's Class A Subordinate Voting Shares is not less than Cdn$16.5625 for the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given. Subsequent to March 31, 2008, all or part of the Debentures are redeemable at the Company's option at any time.

The Company can call the Series 1, 2 and 3 Convertible Series Preferred Shares for redemption commencing July 31, 2003 and can call the Series 4 and 5 Convertible Series Preferred Shares for redemption commencing December 31, 2005.

The Company's Net Conventional Debt to Total Capitalization at June 30, 2003 was 18.6% compared to 22.6% at December 31, 2002. This measure treats the Company's hybrid Debenture and Convertible Series Preferred Share instruments like equity rather than debt given their possible conversion into Class A Subordinate Voting Shares.

The Company's Net Conventional Debt plus the liability portions of the Convertible Series Preferred Shares to Total Capitalization, has improved to 46.2% at June 30, 2003 compared to 51.1% at December 31, 2002. This measure treats the liability portions of the Convertible Series Preferred Shares like debt rather than equity given their possible retraction for cash.

The Company's Net Conventional Debt plus the liability portions of the Convertible Series Preferred Shares plus the Debentures to Total Capitalization was 53.5% at June 30, 2003 compared to 51.1% at December 31, 2002. In addition to the liability portions of the Convertible Series Preferred Shares, this measure treats the Debentures like debt rather than equity given the possibility of settling them for cash on maturity or redemption rather than for Class A Subordinate Voting Shares.

On August 4, 2003, Magna delivered to Decoma notice that it will convert the Series 1, 2 and 3 Convertible Series Preferred Shares into Decoma Class A Subordinate Voting Shares effective August 30, 2003. To illustrate the impact to the Company's consolidated balance sheet, the pro forma column in the Consolidated Capitalization table above gives pro forma effect to the conversion as of June 30, 2003. Net Conventional Debt to Total Capitalization is unchanged. However, the Company's Net Conventional Debt plus the liability portions of the Convertible Series Preferred Shares to Total Capitalization improves to 34.0%. In addition, the Company's Net Conventional Debt plus the liability portions of the Convertible Series Preferred Shares plus the Debentures to Total Capitalization improves to 41.3%.

The conversion will have no impact on income before taxes, net income or diluted earnings per share.

Unused and Available Financing Resources

At June 30, 2003 the Company had cash on hand of $55.2 million and $303.6 million of unused and available credit facilities. Of the unused and available credit facilities, $288.6 million represents the unused and available portion of the Company's $300 million extendible, revolving credit facility that expires on May 27, 2004 at which time Decoma may request, subject to lender approval, further revolving 364 day extensions.

Debt, excluding bank indebtedness, that comes due in the next twelve months totals $120.6 million including debt due to Magna of $44.5 million due September 30, 2003, and $70.2 million due October 1, 2003.

The amount due September 30, 2003 and a portion of the amount due October 1, 2003 were originally due in 2001 and October 1, 2002, respectively. However, since the original maturity dates, the Company, with Magna's consent, has been extending the repayment of this debt at 90 day intervals at market interest rates. Although the Company expects Magna to continue to extend the repayment dates for this debt, there can be no assurance that Magna will do so.

The Company anticipates that capital expenditures and currently scheduled repayments of debt will exceed cash generated from operations in 2003. As a result, the Company is dependent on its lenders to continue to revolve its existing $300 million credit facility. In addition, the Company may seek additional debt or equity financing and/or pursue further extensions of the maturity dates of debt due to Magna or work with Magna to establish a new fixed long term amortization schedule related to debt due to Magna.

16        Decoma International Inc. 2003

In addition to the above unused and available financing resources, the Company sponsors a finance program for tooling suppliers to finance tooling under construction for the Company. Under this program, the facility provider orders tooling from suppliers and subsequently sells such tooling to the Company. The facility provider makes advances to tooling suppliers based on tool build milestones approved by the Company. On completion of the tooling the facility provider sells the tooling to the Company for an amount equal to cumulative advances. In the event of tooling supplier default, the Company will purchase in progress tooling for an amount approximating cumulative advances.

A number of Magna affiliated companies are sponsors under this facility. The maximum facility amount is $100 million and is available to individual sponsors on an uncommitted demand basis subject to individual sponsor sub limits. The Company's sub limit is $35 million. As at June 30, 2003, $0.6 million had been advanced to tooling suppliers under the Company's portion of this facility. This amount is included in accounts payable.

Off Balance Sheet Financing

The Company's off balance sheet financing arrangements are limited to operating lease contracts.

A number of the Company's facilities are subject to operating leases with Magna and with third parties. As of December 31, 2002, operating lease commitments for facilities totalled $19.3 million for 2003 including $10.1 million under lease arrangements with Magna. For 2007, total operating lease commitments for facilities totalled $14.5 million including $9.8 million under lease arrangements with Magna. In certain situations, the Company has posted letters of credit to collateralize lease obligations.

The Company also has third party operating lease commitments for equipment. These leases are generally of shorter duration. As of December 31, 2002, operating lease commitments for equipment totalled $6.5 million for 2003. For 2007, operating lease commitments for equipment totalled $3.1 million.

Although the Company's consolidated contractual annual lease commitments decline year by year, existing leases will either be renewed or replaced resulting in lease commitments being sustained at current levels or the Company will incur capital expenditures to acquire equivalent capacity.

Return on Investment

Decoma defines after tax return on common equity as net income attributable to Class A Subordinate Voting and Class B Shares over shareholders' equity excluding Subordinated Debentures and the equity portion of Convertible Series Preferred Shares. After tax return on common equity was 29% for the year ended December 31, 2002. After tax return on common equity for the six month period ended June 30, 2003 was 31%.

Each operating segment's return on investment is measured using return on funds employed. Return on funds employed is defined as operating income plus equity income divided by long term assets, excluding future tax assets, plus non-cash working capital. Return on funds employed represents a return on investment measure before the impacts of capital structure. The Company views capital structure as a corporate, rather than operating segment, decision.

	Return on Funds Employed				Funds Employed
(U.S. dollars in millions)	Six month period ended June 30, 2003		Year ended December 31, 2002		As at June 30, 2003	As at December 31, 2002
North America	40%		35%		$645.6	$569.3
Europe
Excluding Merplas	3%		1%		263.9	193.6
Merplas	(52%	)	(66%	)	24.7	26.9
Corporate	n/a		n/a		24.0	(0.1)

Global	25%		22%		$958.2	$789.7

Return on funds employed improved to 25% in the first half of 2003. The improvement came in both the North American segment, where operating income was strong, and in the European segment, as 2002 was negatively impacted by the write-down of Merplas deferred preproduction expenditures.

North America return on funds employed is likely to decline in the latter part of 2003 due to the normal seasonal effects of lower production in the second half of the year and as the Company makes significant construction and start-up investments in its new Decostar facility.

Decoma International Inc. 2003        17

Increased investments and current costs to support future sales growth and operating inefficiencies continue to negatively impact European (excluding Merplas) return on funds employed. The Company expects significant European (excluding Merplas) sales growth over the next few years. Although Decoma does not expect the return on funds employed for the Company's European segment to improve to North American levels in the near to medium term, Decoma expects that, once through this launch period, and as continuous improvement plans are successfully implemented at underperforming divisions, European operating income and return on funds employed will begin to improve.

Improvements to Merplas' return on funds employed are dependent on additional business to utilize open capacity. Readers are asked to refer to the "United Kingdom" section of this MD&A for further discussion regarding Merplas.

GOODWILL AND DEFERRED PREPRODUCTION EXPENDITURES

In 2002, the Company adopted the new accounting recommendations of The Canadian Institute of Chartered Accountants for goodwill and other intangible assets. Upon initial adoption of these recommendations, the Company recorded a goodwill write-down of $12.3 million related to its United Kingdom reporting unit. This write-down was charged against January 1, 2002 opening retained earnings. As part of its assessment of goodwill impairment, the Company also reviewed the recoverability of deferred preproduction expenditures at its Merplas United Kingdom facility. As a result of this review, $8.3 million of deferred preproduction expenditures were written off as a charge against income in the second quarter of 2002.

UNITED KINGDOM

Although the Company's consolidated financial results were strong, they continue to be negatively impacted by the Company's Merplas facility in the United Kingdom which continues to incur losses.

Given the magnitude of Merplas' losses, its results have been separately disclosed in this MD&A in order to better explain the performance of the European operating segment.

Merplas' longer term profitability is dependent on filling the facility's open capacity. The Merplas facility was initially built to service the X400 program assembled at Jaguar's Halewood plant, and other Jaguar programs, including the X100 program, with additional capacity to service other future business opportunities. Production volumes on the Jaguar X400 and X100 programs continue at levels that are well below original planning volume estimates. Our current 2003 forecast for X400 production is between 55,000 to 61,000 vehicles. 2003 production volume for the X100 program is currently forecast at approximately 6,800 vehicles. This compares to approximately 72,800 and 6,800 vehicles built in 2002 for the X400 and X100, respectively. Annual production volume estimates on these programs originally approximated 115,000 and 11,000, respectively.

The Company was recently awarded the Freelander fascia program by Ford PAG in the United Kingdom. Ford PAG recently announced its intention to assemble this program at its Halewood assembly plant. The Company expects that the Freelander program will launch in the latter part of 2005 with an annual estimated volume of approximately 60,000 to 70,000 vehicles after ramp up. In conjunction with this new business award, the Company is currently conducting a United Kingdom market review to assess:

  •
  the probability of retaining the existing portfolio of business at its two United Kingdom facilities, Merplas and Sybex (the Company's primary customers are Ford PAG, BMW and Rover);

  •
  the probability of obtaining further new business for these facilities; and

  •
  the resulting impact of these scenarios and the Freelander award on capacity utilization and on the recoverability of its United Kingdom investment.

FULL YEAR 2003 OUTLOOK

North American light vehicle production is estimated at 15.9 million vehicles for 2003, a reduction of 2% over 2002 vehicle production volumes of 16.3 million units.

Western European light vehicle production is estimated at 16.0 million vehicles for 2003, also down 2% from 2002 vehicle production volumes of 16.3 million units.

Decoma expects that, in addition to the seasonal effects of lower production in the second half of the year, North American sales and earnings will be negatively impacted in the latter part of 2003 by increased spending at Decostar as the Company prepares for the launch of this facility in 2004. In addition, the impact of the changeover of a number of large production programs serviced by Decoma including the DaimlerChrysler LH changeover to the LX program (the LH program comes to an end in the third quarter of 2003 while the new LX program does not start up until the first quarter of 2004) and the

18        Decoma International Inc. 2003

changeover of the Ford WIN126 (Windstar) to the V229 (Freestar) program are each expected to negatively impact North American sales and earnings in the second half of 2003.

These negative impacts are expected to be partially offset by a stronger Canadian dollar relative to the U.S. dollar in the second half of 2003 compared to 2002, the FM Lighting Acquisition and the extension of Decoma fascia production on programs originally scheduled to end in the first half of 2003.

European sales are expected to continue to be favourably impacted by a stronger Euro and British Pound relative to the U.S. dollar in the second half of 2003 compared to 2002. However, European earnings will continue to be negatively impacted by costs associated with European sales growth, start up costs with the launch of the Company's new Belgium paint line and related assembly and sequencing facility, lower production volumes on certain high content programs and operating inefficiencies at certain underperforming European divisions.

The Company's outlook assumes that average exchange rates for the second half of 2003 for the Canadian dollar, Euro and British Pound relative to the U.S. dollar will approximate the average exchange rates experienced in the second quarter of 2003.

Diluted earnings per share in the second half of 2003 compared to 2002 will also be impacted by the dilutive effect of the Debentures that were issued at the end of the first quarter of 2003.

As a result of the above factors, the Company expects full year 2003 North American content per vehicle to be between $90 and $92, European content per vehicle to be between $39 and $41 and total sales to range between $2,275 million and $2,360 million. Diluted earnings per share for the full year 2003, excluding non-recurring other income and other charge amounts, if any, is expected to be in the range of $0.92 to $1.04.

FORWARD LOOKING STATEMENTS

The contents of this MD&A contain statements which, to the extent that they are not recitations of historical fact, constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "anticipate", "believe", "expect" and similar expressions are intended to identify forward looking statements. Persons reading this MD&A are cautioned that such statements are only predictions and that the Company's actual future results or performance may be materially different. In evaluating such forward looking statements readers should specifically consider the various risk factors which could cause actual events or results to differ materially from those indicated by such forward looking statements. These risks and uncertainties include, but are not limited to, specific risks relating to the Company's relationship with its customers, the automotive industry in general and the economy as a whole. Such risks include, without limitation; the Company's reliance on its major OEM customers, increased pricing concession and cost absorption pressures from the Company's customers; the impact of production volumes and product mix on the Company's financial performance, including changes in the actual customer production volumes compared to original planning volumes; program delays and/or cancellations; the extent, nature and duration of purchasing or leasing incentive programs offered by automotive manufacturers and the impact of such programs on future consumer demand; warranty, recall and product liability costs and risks; the continuation and extent of automotive outsourcing by automotive manufacturers; changes in vehicle pricing and the resulting impact on consumer demand; the Company's operating and/or financial performance, including the affect of new accounting standards that are promulgated from time to time (such as the ongoing requirement for impairment testing of long lived assets) on the Company's financial results; the Company's ability to finance its business requirements and access capital markets; trade and labour issues or disruptions impacting the Company's operations and those of its customers; the Company's ability to identify, complete and integrate acquisitions and to realize projected synergies relating thereto; the impact of environmental related matters including emission regulations; risks associated with the launch of new facilities, including cost overruns and construction delays; technological developments by the Company's competitors; fluctuations in fuel prices and availability; electricity and natural gas cost volatility; government and regulatory policies and the Company's ability to anticipate or respond to changes therein; the Company's relationship with Magna International Inc.; currency exposure risk; fluctuations in interest rates; changes in consumer and business confidence levels; consumer personal debt levels; disruptions to the economy relating to acts of terrorism or war; and other changes in the competitive environment in which the Company operates. In addition, and without limiting the above, readers are cautioned that the specific forward looking statements contained herein relating to the Company's vehicle production volume outlook; the anticipated impact on 2003 North America sales and earnings of lower production volumes, Decostar spending, the scheduled changeover of certain high content programs and the Federal Mogul lighting acquisition; sales, operating income and return on funds employed improvement opportunities in Europe; the possible conversion of the Company's Debentures and Convertible Series Preferred Shares to Class A Subordinate Voting Shares; the Company's ability to raise necessary future financing; capital spending estimates; the future performance of Merplas; and the recoverability of the Company's remaining goodwill and other long lived assets, are all subject to significant risk and uncertainty. Readers are also referred to the discussion of "Other Factors" set out in the Company's Annual Information Form dated May 20, 2003, wherein certain of the above risk factors are discussed in further detail. The Company expressly disclaims any intention and undertakes no obligation to update or revise any forward looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

Decoma International Inc. 2003        19

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands) (unaudited)	As at June 30, 2003	As at December 31, 2002
ASSETS
Current assets:
Cash and cash equivalents	$55,174	$82,059
Accounts receivable	415,781	306,870
Inventories	193,953	160,091
Income taxes receivable	726	—
Prepaid expenses and other	17,445	15,902

	683,079	564,922

Investments	19,607	17,382

Fixed assets, net	599,160	525,463

Goodwill, net (note 7)	68,145	62,008

Future tax assets	10,167	6,015

Other assets	16,635	16,745

	$1,396,793	$1,192,535

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness (note 8(b))	$11,431	$55,021
Accounts payable	225,825	187,656
Accrued salaries and wages	66,244	59,715
Other accrued liabilities	81,146	54,104
Income taxes payable	—	13,336
Long-term debt due within one year	4,775	6,918
Debt due to Magna within one year (note 8(c))	115,831	103,536
Convertible Series Preferred Shares, held by Magna (note 8(a))	183,312	95,639

	688,564	575,925

Long-term debt	9,790	9,677

Long-term debt due to Magna (note 8(c))	82,251	75,094

Convertible Series Preferred Shares, held by Magna (note 8(a))	67,551	116,140

Other long-term liabilities	6,342	4,837

Future tax liabilities	52,603	48,114

Shareholders' equity:
Debentures (note 9)	66,378	—
Convertible Series Preferred Shares (note 10)	15,153	18,765
Class A Subordinate Voting Shares (note 10)	177,203	172,488
Class B Shares (note 10)	30,594	30,594
Retained earnings	160,451	111,450
Currency translation adjustment	39,913	29,451

	489,692	362,748

	$1,396,793	$1,192,535

See accompanying notes

20        Decoma International Inc. 2003

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

	Three Month Periods Ended June 30,		Six Month Periods Ended June 30,
(U.S. dollars, in thousands except share and per share figures) (unaudited)	2003	2002	2003	2002
Sales	$592,084	$565,819	$1,153,227	$1,062,967

Cost of goods sold	465,174	441,910	912,807	841,422
Depreciation and amortization	21,780	19,104	42,063	38,632
Selling, general and administrative (note 5)	41,531	35,335	81,831	65,525
Affiliation and social fees	6,494	6,412	12,674	14,207
Other charge (note 7)	—	8,301	—	8,301

Operating income	57,105	54,757	103,852	94,880
Equity income	(592)	(537)	(1,022)	(779)
Interest expense, net	2,528	3,205	5,277	6,409
Amortization of discount on Convertible Series Preferred Shares	2,255	2,239	4,301	4,385
Other income (note 6)	—	—	(1,387)	(3,874)

Income before income taxes	52,914	49,850	96,683	88,739
Income taxes	18,984	22,435	35,563	37,431

Net income	$33,930	$27,415	$61,120	$51,308

Financing charges on Convertible Series Preferred Shares and Debentures, net of taxes (note 9)	$(2,487)	$(1,182)	$(3,951)	$(2,358)

Net income attributable to Class A Subordinate Voting and Class B Shares	31,443	26,233	57,169	48,950
Retained earnings, beginning of period	133,092	56,801	111,450	49,768
Dividends on Class A Subordinate Voting and Class B Shares	(4,084)	(3,380)	(8,168)	(6,760)
Adjustment for change in accounting policy for goodwill (note 7)	—	—	—	(12,304)

Retained earnings, end of period	$160,451	$79,654	$160,451	$79,654

Earnings per Class A Subordinate Voting or Class B Share
Basic	$0.46	$0.39	$0.84	$0.72
Diluted	$0.34	$0.30	$0.64	$0.57

Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)
Basic	68.1	67.6	68.1	67.6
Diluted	105.8	98.3	102.1	98.2

See accompanying notes

Decoma International Inc. 2003        21

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Month Periods Ended June 30,		Six Month Periods Ended June 30,
(U.S. dollars in thousands) (unaudited)	2003	2002	2003	2002
Cash provided from (used for):
OPERATING ACTIVITIES
Net income	$33,930	$27,415	$61,120	$51,308
Items not involving current cash flows	21,258	32,477	41,214	51,119

	55,188	59,892	102,334	102,427
Changes in non-cash working capital	(58,613)	11,690	(62,106)	10,727

	(3,425)	71,582	40,228	113,154

INVESTING ACTIVITIES
Fixed asset additions	(42,679)	(18,725)	(70,243)	(31,614)
Increase in investments and other assets	(623)	(592)	(1,325)	(2,426)
Business acquisitions (note 13)	(8,276)	(2,584)	(8,276)	(2,584)
Proceeds from disposition of fixed and other assets	84	41	334	52
Proceeds from disposition of operating division, net (note 6(b))	—	—	—	5,874
Less remaining proceeds receivable (note 6(b))	—	—	—	(478)

	(51,494)	(21,860)	(79,510)	(31,176)

FINANCING ACTIVITIES
Decrease in bank indebtedness	(28,323)	(55,221)	(47,990)	(90,623)
Repayments of long-term debt	(421)	(4,401)	(832)	(10,122)
Repayments of debt due to Magna	(26)	(66)	(51)	(7,836)
Issuance of Debentures (note 9)	—	—	66,128	—
Debentures interest payments	(1,252)	—	(1,252)	—
Issuances of Class A Subordinate Voting Shares (note 10)	4,715	74	4,715	109
Dividends on Convertible Series Preferred Shares	(3,442)	(3,069)	(6,583)	(6,045)
Dividends on Class A Subordinate Voting and Class B Shares	(4,084)	(3,380)	(8,168)	(6,760)

	(32,833)	(66,063)	5,967	(121,277)

Effect of exchange rate changes on cash and cash equivalents	4,109	2,973	6,430	2,568

Net decrease in cash and cash equivalents during the period	(83,643)	(13,368)	(26,885)	(36,731)
Cash and cash equivalents, beginning of period	138,817	70,908	82,059	94,271

Cash and cash equivalents, end of period	$55,174	$57,540	$55,174	$57,540

See accompanying notes

22        Decoma International Inc. 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and six month periods ended June 30, 2003 and 2002

1.     THE COMPANY

Decoma International Inc. ("Decoma" or the "Company") is a full service supplier of exterior vehicle appearance systems for the world's automotive industry. Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini vans).

2.     BASIS OF PRESENTATION

The unaudited interim consolidated financial statements of Decoma have been prepared in U.S. dollars in accordance with Canadian generally accepted accounting principles ("GAAP"), except that certain disclosures required for annual financial statements have not been included. Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2002 (the Company's "annual financial statements") which were included in the Company's annual report to shareholders for the year then ended.

The unaudited interim consolidated financial statements have been prepared on a basis that is consistent with the accounting policies set out in the Company's annual financial statements.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring items, necessary to present fairly the financial position of the Company as at June 30, 2003 and the results of its operations and cash flows for the three and six month periods ended June 30, 2003 and 2002.

3.     CYCLICALITY OF OPERATIONS

Substantially all revenue is derived from sales to the North American and European facilities of the major automobile manufacturers. The Company's operations are exposed to the cyclicality inherent in the automotive industry and to changes in the economic and competitive environments in which the Company operates. The Company is dependent on continued relationships with the major automobile manufacturers.

4.     USE OF ESTIMATES

The preparation of the unaudited interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited interim consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its unaudited interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

5.     FOREIGN EXCHANGE

Selling, general and administrative expenses ("SG&A") are net of earnings (losses) resulting from foreign exchange of:

	Three Month Periods Ended June 30,		Six Month Periods Ended June 30,
(U.S. dollars in thousands)	2003	2002	2003	2002
Foreign exchange (loss) income	$(2,268)	$(470)	$(4,900)	$125

Decoma International Inc. 2003        23

6.     OTHER INCOME

(a)
During the first quarter of 2003, the Company permanently repatriated $75 million from its United States operations. This repatriation gave rise to the recognition of a pro rata amount of the Company's cumulative translation adjustment account. This amount, totalling $1.4 million, has been included in other income and is not subject to tax.

(b)
During the first quarter of 2002, the Company completed the divestiture of one of its non-core North American divisions. The division was engaged in the coating of automotive parts. The Company recorded other income of $3.9 million related to this transaction, representing the excess of sale proceeds over the carrying value of the fixed and working capital assets of this division and direct costs related to the transaction. Income taxes includes an expense of $1.0 million related to this transaction.

7.     GOODWILL AND DEFERRED PREPRODUCTION EXPENDITURES

In 2002, the Company adopted the new accounting recommendations of The Canadian Institute of Chartered Accountants for goodwill and other intangible assets. Upon initial adoption of these recommendations, the Company recorded a goodwill write-down of $12.3 million related to its United Kingdom reporting unit. This write-down was charged against January 1, 2002 opening retained earnings. As part of its assessment of goodwill impairment, the Company also reviewed the recoverability of deferred preproduction expenditures at its Merplas United Kingdom facility. As a result of this review, $8.3 million of deferred preproduction expenditures were written off as a charge against income in the second quarter of 2002. Refer to note 2 to the Company's annual financial statements for further information.

8.     DEBT

(a)   Convertible Series Preferred Shares

The liability amounts for the Series 1, 2, 3 and 4 Convertible Series Preferred Shares are presented as current liabilities. The Series 1, 2 and 3 Convertible Series Preferred Shares are retractable by Magna at their aggregate face value of Cdn$150 million after June 30, 2003. These shares are also convertible by Magna into the Company's Class A Subordinate Voting Shares at a fixed conversion price of Cdn$10.07 per share. The Series 4 Convertible Series Preferred Shares are retractable by Magna at their aggregate face value of Cdn$100 million after December 31, 2003. These shares are also convertible by Magna into the Company's Class A Subordinate Voting Shares at a fixed conversion price of Cdn$13.20 per share. The Company's Class A Subordinate Voting Shares closed at Cdn$12.25 on July 25, 2003 and have traded between Cdn$8.81 and Cdn$17.18 over the 52 week period ended July 25, 2003.

The liability amounts for the Series 5 Convertible Series Preferred Shares are presented as long-term liabilities as these are not retractable by Magna until December 31, 2004. These shares are also convertible by Magna into the Company's Class A Subordinate Voting Shares at a fixed conversion price of Cdn$13.20 per share.

The Series 1, 2 and 3 Convertible Series Preferred Shares are redeemable by the Company commencing July 31, 2003 and the Series 4 and 5 Convertible Series Preferred Shares are redeemable by the Company commencing December 31, 2005.

(b)   Credit Facility

At June 30, 2003 the Company had lines of credit totalling $329.3 million. Of this amount, $300 million is represented by an extendible, revolving credit facility that expires on May 27, 2004, at which time the Company may request, subject to lender approval, further revolving 364-day extensions. The unused and available lines of credit at June 30, 2003 were approximately $303.6 million.

(c)   Amounts Due to Magna

The Company's debt due to Magna consists of the following:

(U.S. dollars in thousands)	June 30, 2003	December 31, 2002
Debt denominated in Canadian dollars (i)	$44,480	$38,256
Debt denominated in Euros (ii)	152,501	139,324
Lease obligation denominated in Euros	1,101	1,050

	198,082	178,630
Less due within one year	115,831	103,536

	$82,251	$75,094

24        Decoma International Inc. 2003

        Notes:

  (i)
  The debt denominated in Canadian dollars arose on closing of the Global Exteriors Transaction. This debt initially bore interest at 7.5% and was repayable in 2001. In addition to the maturity date, the interest rate on this debt was subsequently renegotiated to 4.85% effective September 4, 2001, 3.10% effective January 1, 2002, 3.60% effective April 1, 2002, 3.83% effective July 1, 2002, 3.90% effective October 1, 2002, 3.85% effective January 1, 2003, 4.25% effective April 1, 2003 and 4.19% effective July 1, 2003. The maturity date of this Cdn$60 million debt has been extended to September 30, 2003.

  (ii)
  The debt denominated in Euros arose on closing of the Global Exteriors Transaction. The debt initially bore interest at 7.0% to 7.5% and was repayable over the period to December 31, 2004 with the first tranche of the principal due October 1, 2002. In addition to the maturity date, the interest rate on the first tranche of the principal was renegotiated to 4.29% effective October 2, 2002, 3.86% effective January 2, 2003, 3.51% effective April 2, 2003 and 3.14% effective July 2, 2003. Of the debt outstanding at June 30, 2003, $70.2 million is due October 1, 2003 and $82.3 million is due December 31, 2004.

9.     DEBENTURES

On March 27, 2003, the Company issued Cdn$100 million of 6.5% convertible unsecured subordinated debentures (the "Debentures") maturing March 31, 2010. The Debentures are convertible at the option of the holder at any time into the Company's Class A Subordinate Voting Shares at a fixed conversion price of Cdn$13.25 per share. All or part of the Debentures are redeemable at the Company's option between March 31, 2007 and March 31, 2008 if the weighted average trading price of the Company's Class A Subordinate Voting Shares is not less than Cdn$16.5625 for the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given. Subsequent to March 31, 2008, all or part of the Debentures are redeemable at the Company's option at any time. On redemption or maturity, the Company will have the option of retiring the Debentures with Class A Subordinate Voting Shares in which case the number of Class A Subordinate Voting Shares issuable is based on 95% of the trading price of the Company's Class A Subordinate Voting Shares for the 20 consecutive trading days ending five trading days prior to the date fixed for redemption or maturity. In addition, the Company may elect from time to time to issue and deliver freely tradeable Class A Subordinate Voting Shares to a trustee in order to raise funds to satisfy the obligation to pay interest on the Debentures.

Under Canadian GAAP, the key attributes of the Debentures are separately valued and accounted for as follows:

  •
  the present value of principal and interest (each of which can, at the option of the Company, be settled with the issuance of Class A Subordinate Voting Shares) has been presented as equity. The present value was determined using a discount rate of 7.75% reflecting an estimate of the coupon rate that the Debentures would have borne absent the holders' conversion feature. The resulting discount is accreted to the Debentures' face value over the period from issuance to unrestricted redemption (March 31, 2008) through periodic charges, net of income taxes, to retained earnings; and

  •
  the holders' conversion feature is similar to a stock warrant as it provides the holder with the option to exchange their Debentures for Class A Subordinate Voting Shares at a fixed price. The residual approach was used to value this attribute and this amount is also presented as equity.

In addition to the impact on diluted earnings per share of the Company's Convertible Series Preferred Shares and issued and outstanding stock options, diluted earnings per share have been calculated based on the weighted average number of Class A Subordinate Voting and Class B Shares that would have been outstanding during the period had the holders of the Debentures exercised their fixed price conversion rights at the date of issuance of the Debentures.

10.   CAPITAL STOCK

Class and Series of Outstanding Securities

For details concerning the nature of the Company's securities, please refer to note 11, "Convertible Series Preferred Shares", and note 12, "Capital Stock", of the Company's annual financial statements.

Decoma International Inc. 2003        25

The following table summarizes the outstanding share capital of the Company:

	Authorized	Issued
Convertible Series Preferred Shares (Convertible into Class A Subordinate Voting Shares)	3,500,000	3,500,000
Preferred Shares, issuable in series	Unlimited	—
Class A Subordinate Voting Shares	Unlimited	36,702,899
Class B Shares (Convertible into Class A Subordinate Voting Shares)	Unlimited	31,909,091

During the second quarter of 2003, the Company issued 548,600 Class A Subordinate Voting Shares to the Decoma employee deferred profit sharing plan.

Incentive Stock Options

Information concerning the Company's Incentive Stock Option Plan is included in note 12, "Capital Stock", of the Company's annual financial statements. The following is a continuity schedule of options outstanding:

	Number	Weighted Average Exercise Price	Number of Options Exercisable
Outstanding at December 31, 2002	2,195,000	Cdn$13.13	1,444,000
Granted	455,000	Cdn$12.43
Cancelled	(10,000)	Cdn$10.30	(4,000)
Vested			232,000

Outstanding at June 30, 2003	2,640,000	Cdn$13.02	1,672,000

The maximum number of shares reserved to be issued for stock options is 4,100,000 Class A Subordinate Voting Shares. The number of reserved but unoptioned shares at June 30, 2003 is 1,408,750. The total number of shares issued from exercised stock options, from the inception date of the plan, is 51,250.

The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model using the following weighted average assumptions for stock options issued in each period indicated (no stock options were issued during the three month period ended June 30, 2003):

	Three Month Periods Ended June 30,		Six Month Periods Ended June 30,
	2003	2002	2003	2002
Risk free interest rate	N/A	2.7%	3.0%	2.7%
Expected dividend yield	N/A	1.9%	3.2%	1.9%
Expected volatility	N/A	37%	39%	37%
Expected life of options (years)	N/A	5	5	5

The Black-Scholes option valuation model, as well as other currently accepted option valuation models, was developed for use in estimating the fair value of freely tradable options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

However, for purposes of pro forma disclosures, the Company's net income attributable to Class A Subordinate Voting and Class B Shares, based on the fair value of all stock options at the grant date, would have been:

26        Decoma International Inc. 2003

	Three Month Periods Ended June 30,		Six Month Periods Ended June 30,
(U.S. dollars, in thousands except per share figures)	2003	2002	2003	2002
Net income attributable to Class A Subordinate Voting and Class B Shares	$31,443	$26,233	$57,169	$48,950
Pro forma adjustments for the fair value of stock option grants	(312)	(277)	(554)	(598)

Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	$31,131	$25,956	$56,615	$48,352

Pro forma earnings per Class A Subordinate Voting or Class B Share
Basic	$0.46	$0.38	$0.83	$0.72
Diluted	$0.34	$0.30	$0.64	$0.56

Maximum Shares

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options, Convertible Series Preferred Shares and Debentures issued and outstanding as at June 30, 2003 were exercised or converted:

Number of Shares
Class A Subordinate Voting Shares outstanding at June 30, 2003	36,702,899
Class B Shares outstanding at June 30, 2003	31,909,091
Options to purchase Class A Subordinate Voting Shares	2,640,000
Debentures, convertible by the holders at Cdn$13.25 per share	7,547,170
Convertible Series Preferred Shares, convertible at Cdn$10.07 per share	14,895,729
Convertible Series Preferred Shares, convertible at Cdn$13.20 per share	15,151,516

108,846,405

The above amounts include shares issuable if the holders of the Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle interest and principal related to the Debentures. The number of Class A Subordinate Voting Shares issuable at the Company's option is dependent on the trading price of Class A Subordinate Voting Shares at the time the Company elects to settle Debenture interest and principal with shares.

11.   CONTINGENCIES

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees and for environmental remediation costs. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position and results of operations of the Company.

12.   SEGMENTED INFORMATION

The Company operates in one industry segment, the automotive exteriors business. As at June 30, 2003, the Company had 27 manufacturing facilities in North America and 14 in Europe. In addition, the Company had 8 product development and engineering centres.

The Company's European divisions are managed separately from the Company's North American divisions as a result of differences in customer mix and business environment. The Company's internal financial reports, which are reviewed by executive management including the Company's President and Chief Executive Officer, segment divisional results between North America and Europe. This segmentation recognizes the different geographic business risks faced by the Company's North American and European divisions, including vehicle production volumes in North America and Europe, foreign currency exposure, differences in OEM customer mix, the level of customer outsourcing and the nature of products and systems outsourced.

Decoma International Inc. 2003        27

The accounting policies of each segment are consistent with those used in the preparation of the unaudited interim consolidated financial statements. Inter-segment sales and transfers are accounted for at fair market value. The following tables show certain information with respect to segment disclosures.

	Three Month Period Ended June 30, 2003
(U.S. dollars in thousands)	North America	Europe	Corporate	Total
Sales	$412,346	$180,442	$—	$592,788
Inter-segment sales	(189)	(515)	—	(704)

Sales to external customers	$412,157	$179,927	$—	$592,084

Depreciation and amortization	$15,236	$6,544	$—	$21,780

Operating income (loss)	$62,530	$(117)	$(5,308)	$57,105

Equity income	$(592)	$—	$—	$(592)

Interest expense (income), net	$7,262	$4,489	$(9,223)	$2,528

Amortization of discount on Convertible Series Preferred Shares	$—	$—	$2,255	$2,255

Fixed assets, net	$409,632	$189,528	$—	$599,160

Fixed asset additions	$27,150	$15,529	$—	$42,679

Goodwill, net	$48,834	$19,311	$—	$68,145

	Three Month Period Ended June 30, 2002
(U.S. dollars in thousands)	North America	Europe	Corporate	Total
Sales	$418,032	$148,182	$—	$566,214
Inter-segment sales	(383)	(12)	—	(395)

Sales to external customers	$417,649	$148,170	$—	$565,819

Depreciation and amortization	$13,219	$5,885	$—	$19,104

Other charge (note 7)	$—	$8,301	$—	$8,301

Operating income (loss)	$62,900	$(6,782)	$(1,361)	$54,757

Equity income	$(537)	$—	$—	$(537)

Interest expense (income), net	$5,963	$5,382	$(8,140)	$3,205

Amortization of discount on Convertible Series Preferred Shares	$—	$—	$2,239	$2,239

Fixed assets, net	$359,631	$137,329	$—	$496,960

Fixed asset additions	$12,321	$6,404	$—	$18,725

Goodwill, net	$45,554	$16,811	$—	$62,365

	Six Month Period Ended June 30, 2003
(U.S. dollars in thousands)	North America	Europe	Corporate	Total
Sales	$807,144	$347,790	$—	$1,154,934
Inter-segment sales	(391)	(1,316)	—	(1,707)

Sales to external customers	$806,753	$346,474	$—	$1,153,227

Depreciation and amortization	$29,389	$12,674	$—	$42,063

Operating income (loss)	$116,546	$(2,891)	$(9,803)	$103,852

Equity income	$(1,022)	$—	$—	$(1,022)

Interest expense (income), net	$13,151	$8,825	$(16,699)	$5,277

Amortization of discount on Convertible Series Preferred Shares	$—	$—	$4,301	$4,301

Other income (note 6 (a))	$—	$—	$(1,387)	$(1,387)

Fixed assets, net	$409,632	$189,528	$—	$599,160

Fixed asset additions	$47,964	$22,279	$—	$70,243

Goodwill, net	$48,834	$19,311	$—	$68,145

28        Decoma International Inc. 2003

	Six Month Period Ended June 30, 2002
(U.S. dollars in thousands)	North America	Europe	Corporate	Total
Sales	$787,657	$276,422	$—	$1,064,079
Inter-segment sales	(1,075)	(37)	—	(1,112)

Sales to external customers	$786,582	$276,385	$—	$1,062,967

Depreciation and amortization	$26,973	$11,659	$—	$38,632

Other charge (note 7)	$—	$8,301	$—	$8,301

Operating income (loss)	$106,646	$(8,584)	$(3,182)	$94,880

Equity income	$(779)	$—	$—	$(779)

Interest expense (income), net	$9,331	$10,393	$(13,315)	$6,409

Amortization of discount on Convertible Series Preferred Shares	$—	$—	$4,385	$4,385

Other income (note 6(b))	$(3,874)	$—	$—	$(3,874)

Fixed assets, net	$359,631	$137,329	$—	$496,960

Fixed asset additions	$21,081	$10,533	$—	$31,614

Goodwill, net	$45,554	$16,811	$—	$62,365

13.   BUSINESS ACQUISITIONS

(a)
During the second quarter of 2003, the Company entered into an agreement to acquire Federal Mogul's original equipment automotive lighting operations in Matamoros, Mexico, a distribution centre in Brownsville, Texas, an assembly operation in Toledo, Ohio and certain of the engineering operations, contracts and equipment at Federal Mogul's original equipment automotive lighting operations in Hampton, Virginia. The total purchase price is $2.25 million for fixed assets plus an amount for inventory based on the final determination of the value of inventory on hand plus transaction costs. The transaction closed on April 14, 2003 with a transition of the Hampton, Virginia contracts and assets over the balance of 2003. As at June 30, 2003, $1.6 million of the purchase price plus $3.7 million for inventory had been paid to Federal Mogul.

(b)
During both the second quarter of 2002 and the second quarter of 2003, the Company repaid two promissory notes that were due May 31, 2002 and May 31, 2003, respectively, each in the amount of Cdn$4 million that arose on the May 2001 acquisition of the remaining minority interest in Decomex Inc. Refer to note 3 to the Company's annual financial statements for further information regarding this acquisition.

14.   SUBSEQUENT EVENTS

On August 4, 2003, Magna delivered to Decoma notice that it will convert the Series 1, 2 and 3 Convertible Series Preferred Shares into Decoma Class A Subordinate Voting Shares effective August 30, 2003.

The conversion will have no impact on income before taxes, net income or diluted earnings per share.

Decoma International Inc. 2003        29

Transfer Agents & Registrars

Canada

Class A Subordinate Voting Shares
    Computershare Trust Company
    of Canada, Toronto

United States

Class A Subordinate Voting Shares
    Computershare Trust Company, Inc.,
    Golden, Colorado

Stock Listings

Class A Subordinate Voting Shares
    Toronto Stock Exchange — DEC.A
    NASDAQ National Market — DECA

Auditors

Ernst & Young LLP
Toronto, Canada

Principal Bankers

Royal Bank of Canada
Citibank Canada
Toronto, Canada

Investor Information

Shareholders seeking assistance or
information about the Company are
requested to contact:

S. Randall Smallbone
Executive Vice-President, Finance
and Chief Financial Officer

50 Casmir Court, Concord, Ontario,
Canada L4K 4J5
Telephone: (905) 669-2888
Fax: (905) 669-5075

www.decoma.com

[GRAPHIC TO COME]

Decoma International Inc.
50 Casmir Court, Concord, Ontario
Canada L4K 4J5
Tel. 905.669.2888    Fax. 905.669.5075

QuickLinks

  EXHIBIT 99
TO OUR SHAREHOLDERS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Three and six month periods ended June 30, 2003 and 2002